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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of September, 2003

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Included in this Report on Form 6-k:

Material Change Report, September 26, 2003 which contains :
1.       Notification of Meeting & Record Date filed, September 19, 2003; and
2.       Press release, September 26, 2003

                             MATERIAL CHANGE REPORT
                         PURSUANT TO THE SECURITIES ACT
                             SECTION 75(2)(ONTARIO)
                               SECTION 73 (QUEBEC)

Item 1                     Reporting Issuer

                           CONSOLIDATED MERCANTILE INCORPORATED
                           106 Avenue Road
                           Toronto, Ontario
                           M5R 2H3

Item 2                     Date of Material Change

                           September 26, 2003

Item 3                     Publication of the Material Change
------                     ----------------------------------

                           Press Release issued in Toronto through Canada NewsWire, on September 26, 2003 (see Schedule "A" attached).

Item 4                     Summary of Material Change

                           A special meeting of the shareholders of the Corporation will be held on November 12, 2003 to consider and if thought fit pass a special resolution authorizing the Company to amend its Articles to vary the attributes attaching to the issued and outstanding Series 1 Preference Shares of the Company, as is more particularly described in Schedule "A" attached.

Item 5                     Full Description of Material Change
------                     -----------------------------------

                           Restructuring of Series 1 Preference Shares
                           Introduction
                           At a special meeting to be held on November 12, 2003, shareholders will be asked to consider and if thought fit, approve, with or without variation, a special resolution (the "Articles of Amendment Resolution"), authorizing and approving an amendment to the Articles of the Corporation to vary the attributes attaching to the issued and outstanding non-voting, non-participating, $0.04 cumulative, redeemable Preference Shares, Series 1 (the "Series 1 Preference Shares") of the Corporation.

                           Summary of Resolution
                           In summary, each two issued and outstanding Series 1 Preference Shares would be exchange for one new preference share ("New Preference Share"); the New Preference Shares (to be designated "Class A Preference Shares"), would be convertible into common shares of the Corporation on the basis of one common share for each 5.7 New Preference Shares until March 31, 2004; the New Preference Shares would be entitled to a preferential non-cumulative dividend of $0.04 (4(cent)) per share; and the New Preference Shares would be redeemable by the Corporation at the price of 44(cent) per share. All arrears of cumulative dividends on the Series 1 Preference Shares (which totalled $1,938,437 as at June 30, 2003) would be cancelled.

                           Related Party Issues
                           The proposed restructuring of the Series 1 Preference Shares may be considered to be a related party transaction as defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"), inasmuch as "Insiders" of the Corporation own or control, directly or indirectly, approximately 62.16% of the issued and outstanding Series 1 Preference Shares and approximately 51.9% of the issued and outstanding Common Shares. The term "Insider" means every director and senior officer of the Corporation, every director and senior officer of a corporation that is itself an insider of the Corporation, and any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attaching to the issued Series 1 Preference Shares and/or the Common Shares.

                           Applicable Exemptions
                           The Corporation has determined that it is entitled to an exemption from the formal valuation requirements of Rule 61-501 pursuant to paragraph 2(a) of subsection 5.6, and paragraph 5 of subsection 5.6, of Rule 61-501. Paragraph 2(a) of subsection 5.6 provides for an exemption from the valuation requirements where the value of the transaction (being in this case the market value of the issued Series 1 Preference Shares owned by the "Insiders"), does not exceed 25% of the Corporation's total market capitalization. Paragraph 5 of subsection 5.6 provides for an exemption from the valuation requirements for a reorganization of an issuer's securities where the interested parties (the "Insiders" in this case) are treated identically to all other holders of the affected securities. Furthermore, pursuant to the provisions of paragraphs 2 and 3 of subsection 5.8 of Rule 61-501, the Corporation has determined that it is exempt from the requirement of obtaining minority approval for the Articles of Amendment Resolution.

                           Purpose and Business Reasons
                           The Series 1 Preference Shares were formerly listed on the Toronto Stock Exchange (the "TSX") but were delisted some time ago for failure to meet continued TSX listing requirements, are not listed on any other stock exchange, and accordingly are relatively illiquid. In addition, the Corporation is in arrears in paying dividends on such shares. In an effort to conserve working capital, while at the same time offering an enhancement of liquidity to the holders of Series 1 Preference Shares, the board of directors of the Corporation has proposed to such shareholders the Articles of Amendment Resolution which if passed, will upon Articles of Amendment being filed, enable shareholders to convert their preference shares until March 31, 2004 into Common Shares of the Corporation which are listed on the TSX in exchange for foregoing the arrears of dividends owing on the Series 1 Preference Shares and the future entitlement to cumulative dividends. If the resolution is passed, $1,938,437 of dividend arrears as at June 30, 2003 would be cancelled, thereby enhancing the Corporation's balance sheet.

                           Interest of Related Parties
                           The "Insiders" of the Corporation own an aggregate of 1,912,503 Series 1 Preference Shares, representing 62.16% of the 3,076,885 issued and outstanding Series 1 Preference Shares. Assuming that the Articles of Amendment Resolution is passed, and the resultant new preference shares were converted into common shares, a total of 167,763 Common Shares of the Corporation would be received by the Insiders, representing 3.44% of the presently issued 4,872,910 Common Shares of the Corporation. No benefit will be received by the Insiders if the Articles of Amendment Resolution is passed which will not also be received on or pro rata basis by each other holder of Series 1 Preference Shares.

                           Voting Approval
                           The Articles of Amendment Resolution to be passed will require the approval of at least two-thirds of the votes cast by each of the holders of Common Shares and Series 1 Preference Shares voting separately as a class.


Item 6                     Reliance on Section 75(3) of the Act
------                     ------------------------------------

                           Not applicable.

Item 7                     Omitted Information

                           Not applicable.

Item 8                     Senior Officers

                           Enquiries may be directed to Stan Abramowitz, Secretary of the Corporation - (416) 920-0500.

Item 9                     Statement of Senior Officer

                           The foregoing accurately discloses the material
change referred to herein.


Toronto, Ontario
                                                       --
"Signed"
September 26, 2003                                  Stan Abramowitz - Secretary

                                  Schedule "A"


                      CONSOLIDATED MERCANTILE INCORPORATED



                                  PRESS RELEASE

                              FOR IMMEDIATE RELEASE


Toronto, Ontario                                   Trading Symbols:  TSX ("CMC")
September 26, 2003                                              NASDAQ ("CSLMF")


                  Consolidated Mercantile Incorporated announces that shareholders at a Special Meeting to be held on November 12, 2003 will be asked to pass a special resolution authorizing the Company to amend its Articles to vary the attributes attaching to the issued and outstanding Series 1 Preference Shares of the Company. In summary, the special resolution to be considered by shareholders provides that the presently issued 3,076,885 Series 1 Preference Shares would be exchanged for new Preference Shares ("New Preference Shares") on the basis of 1 new Preference Share for each 2 presently issued Series 1 Preference Shares; the New Preference Shares would be convertible into common shares of the Company on the basis of 1 common share for each 5.7 New Preference Shares until March 31, 2004; the New Preference Shares would carry a non-cumulative dividend of $0.04 (4(cent)) per share; and would be redeemable at the option of the Company at $0.44 (44(cent)) per share. All arrears of cumulative dividends on the Series 1 Preference Shares (which totaled $1,938,437 as of June 30, 2003) would be cancelled.

For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004

                                              By:/s/DANIEL S. TAMKIN
                                          -------------------------------
                                         Daniel S. Tamkin, Vice President